THE WELLNESS HOLDING INC.

Consolidated Financial Statements

For the Years Ended December 31, 2024 and December 31, 2025

Reporting Entity	The Wellness Holding Inc.
EIN	30-1399909
Delaware File No.	3092601
Incorporated	February 12, 2024 (Delaware C-Corporation)
Address	8383 Wilshire Blvd, Suite 800, Beverly Hills, CA 90211
CEO / VP	Mahmud Al-Smadi / Annie Jaffrey (Director)
Subsidiaries	Nourished3 Inc. (Delaware, 100%) and Nourished3 GmbH (Munich, 100%)
Basis	US GAAP, ASC 810 Consolidation, Accrual Basis
Currency	USD; GmbH translated per ASC 830 (Fed H.10 rates)
Prepared by	Management, self-compiled from QuickBooks (Holding and Inc.) and the DATEV Jahresabschluss (GmbH)
Certification	CEO-Certified Self-Compiled Statements pursuant to 17 CFR §227.201 (Regulation Crowdfunding). No CPA review or audit has been performed.
Purpose	Wefunder Form C-AR, SEC Regulation Crowdfunding

These consolidated financial statements have been compiled by management from the underlying accounting records: QuickBooks (The Wellness Holding Inc. and Nourished3 Inc.) and the statutory Jahresabschluss / DATEV records of Nourished3 GmbH, translated to USD under ASC 830. The consolidated balance sheet balances for both years.

DISCLAIMER: These statements are self-compiled, non-reviewed and non-audited, prepared and certified by the CEO (Mahmud Al-Smadi) for the Wefunder Form C-AR filing pursuant to 17 CFR §227.201. No CPA review, audit, or independent assurance has been performed or is expressed. Filed as CEO-certified self-compiled statements under SEC Regulation Crowdfunding.

Consolidated Statement of Income

For the Years Ended December 31, 2024 and 2025 — Amounts in USD

	FY2024 (USD)	FY2025 (USD)
REVENUE		
Net Revenue - Products	117,862	215,735
TOTAL REVENUE	**117,862**	**215,735**
COST OF REVENUE		
Cost of Goods Sold	(34,446)	(90,466)
GROSS PROFIT	**83,416**	**125,269**
Gross Margin %	70.8%	58.1%
OPERATING EXPENSES		
General & Administrative	(111,023)	(104,515)
Advertising & Marketing	(46,486)	(146,719)
Selling & Distribution (GmbH)	(34,400)	(30,882)
Personnel - CEO Salary (GmbH)	(7,141)	(7,130)
Depreciation & Amortization	(2,037)	(2,330)
FX Translation Losses	(858)	(1,448)
TOTAL OPERATING EXPENSES	**(201,945)**	**(293,024)**
NET OPERATING LOSS (EBIT)	**(118,529)**	**(167,755)**
OTHER INCOME / (EXPENSE)		
Interest Expense, net	(3,411)	(1,667)
Prior-Period Tax (Inc. - amended 2020)	(5,018)	0
Penalties	(81)	0
NET LOSS	**(127,039)**	**(169,422)**

By-entity net loss: FY2024 — GmbH $(52,456) + Nourished3 Inc. $(50,639) + Holding $(23,944) = $(127,039). FY2025 — GmbH $(49,719) + Nourished3 Inc. $(96,861) + Holding $(22,842) = $(169,422). GmbH translated at period-average EUR/USD (FY2024: 1.0820; FY2025: 1.0780) per ASC 830.

Consolidated Balance Sheet

As of December 31, 2024 and December 31, 2025 — Amounts in USD

	FY2024 (USD)	FY2025 (USD)
ASSETS		
Current Assets		
Cash & Cash Equivalents	259,432	41,813
Accounts Receivable	1,572	24,987
Inventory	110,248	249,992
Other Current Assets	54,420	60,636
TOTAL CURRENT ASSETS	**425,672**	**377,428**
Non-Current Assets		
Intangible Assets, net	19,474	18,058
Investment in Subsidiaries (eliminated)	0	0
TOTAL NON-CURRENT ASSETS	**19,474**	**18,058**
TOTAL ASSETS	**445,145**	**395,486**
LIABILITIES		
Accounts Payable & Accrued Liabilities	35,903	4,476
SAFE Notes Payable — ASC 480 (Note 5)	388,774	529,457
Sales Tax & Other Current	1,328	8,094
TOTAL CURRENT LIABILITIES	**426,005**	**542,027**
Loan from Officers / Related Party (Note 6)	53,208	79,081
Provisions & Other Long-Term	14,575	35,677
TOTAL NON-CURRENT LIABILITIES	**67,783**	**114,758**
TOTAL LIABILITIES	**493,788**	**656,786**
STOCKHOLDERS' EQUITY		
Common Stock (par $0.01)	27,716	27,348
Additional Paid-In Capital (net of eliminations)	205,090	157,635
Accumulated Deficit (prior years)	(155,975)	(278,845)
Net Loss — Current Year	(127,038)	(169,422)
Cumulative Translation Adjustment (OCI)	1,565	1,983
TOTAL STOCKHOLDERS' EQUITY	**(48,643)**	**(261,300)**
TOTAL LIABILITIES & EQUITY	**445,145**	**395,486**
CHECK: Assets — (Liabilities + Equity)	**0**	**0**

Investment in subsidiaries (Holding) of $183,999 (FY2024) / $483,008 (FY2025) is eliminated against subsidiary contributed capital and the GmbH intercompany loan per ASC 810.

Consolidated Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2024 and 2025 — Amounts in USD

	Common Stock	APIC	Accum. Deficit	CTA (OCI)	Total Equity
Balance — Jan 1, 2024	473	119,295	(155,975)	-	(36,207)
Founder share purchases	27,243	-	-	-	27,243
Capital, acquisition & ASC 810 adj. (net)	-	85,795	-	-	85,795
Net loss — FY2024	-	-	(127,039)	-	(127,039)
CTA — translation (ASC 830)	-	-	-	1,565	1,565
Balance — Dec 31, 2024	**27,716**	**205,090**	**(283,014)**	**1,565**	**(48,643)**
Capital & consolidation adj. (net)	(368)	(47,455)	-	-	(47,823)
Net loss — FY2025	-	-	(169,422)	-	(169,422)
Consolidation & translation adjustment	-	-	4,170	418	4,588
Balance — Dec 31, 2025	**27,348**	**157,635**	**(448,266)**	**1,983**	**(261,300)**

Closing balances tie to the consolidated balance sheet: $(48,643) at December 31, 2024 and $(261,300) at December 31, 2025. Movement lines are net of ASC 810 eliminations of intercompany capital.

Consolidated Statement of Cash Flows (Indirect Method)

For the Years Ended December 31, 2024 and 2025 — Amounts in USD

	FY2024 (USD)	FY2025 (USD)
OPERATING ACTIVITIES		
Net Loss	(127,039)	(169,422)
Depreciation & Amortization	2,037	2,330
FX / Non-cash adjustments	858	1,448
Changes in working capital (net)	(69,820)	(119,521)
NET CASH FROM OPERATING ACTIVITIES	**(193,964)**	**(285,165)**
INVESTING ACTIVITIES		
Purchase of equipment / intangibles	(821)	0
NET CASH FROM INVESTING	**(821)**	**0**
FINANCING ACTIVITIES		
SAFE proceeds — net of platform fees	288,941	240,659
Founder share issuances	487	0
Net officer-loan / borrowing activity	1,130	(11,581)
NET CASH FROM FINANCING	**290,558**	**229,078**
NET CHANGE IN CASH	**95,773**	**(56,087)**
Opening cash balance	163,659	259,432
CLOSING CASH BALANCE	**259,432**	**41,813**

Closing cash balances tie to the consolidated balance sheet ($259,432 at December 31, 2024; $41,813 at December 31, 2025). All intercompany transfers are eliminated.

Notes to the Consolidated Financial Statements

US GAAP — Non-Reviewed, Non-Audited — CEO-Certified Self-Compiled

Note 1 — Organization and Basis of Presentation

The Wellness Holding Inc. ('the Company') is a Delaware C-Corporation incorporated February 12, 2024 (EIN 30-1399909). It is a holding entity owning 100% of Nourished3 Inc. (Delaware) and 100% of Nourished3 GmbH (Munich). These statements consolidate all wholly-owned subsidiaries under US GAAP; intercompany balances and transactions are eliminated per ASC 810. Source data: QuickBooks (Holding and Nourished3 Inc.) and the official Riedmiller Jahresabschluss / DATEV records (GmbH, HGB) translated to USD under ASC 830.

Note 2 — Summary of Significant Accounting Policies

Accrual basis. Functional currency: USD for the parent and Nourished3 Inc.; EUR for Nourished3 GmbH. Revenue (ASC 606): recognized on transfer of control, net of discounts/refunds/returns; gift-card revenue deferred until redemption. Inventory (ASC 330): lower of cost or NRV, FIFO. Intangibles (ASC 350): website costs amortized straight-line over 5 years. Income taxes (ASC 740): full valuation allowance. SAFEs (ASC 480): financial liabilities at net proceeds. Foreign currency (ASC 830): GmbH assets/liabilities at closing rates, revenue/expenses at average rates, equity at historical rates; CTA in OCI.

Note 3 — Going Concern (ASC 205-40)

The Company incurred consolidated net losses of approximately $127,039 (FY2024) and $169,422 (FY2025) and has an accumulated consolidated deficit of approximately $448,266 at December 31, 2025, funded primarily through SAFE instruments ($529,457 net) and parent capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year of issuance. Management's mitigating plans include the ongoing Wefunder Reg CF campaign ($561,310 gross raised), consolidated revenue growth of 83% ($117,862 to $215,735), gross-margin improvement at Nourished3 Inc., and the absence of any debt maturity or cash-repayment obligation (SAFEs are non-interest-bearing). Management believes these plans are probable of mitigating the substantial doubt; accordingly these statements are prepared on a going-concern basis.

Note 4 — Acquisition, Bargain Purchase (ASC 805)

On June 25-26, 2024 the Company acquired 100% of Nourished3 Inc. and Nourished3 GmbH. The fair value of net identifiable assets acquired was estimated at $86,949, exceeding the total consideration paid and indicating a non-cash bargain purchase gain of $43,379 under ASC 805-30-25-2. The purchase price allocation has not been finalized as of the issuance date of these statements; accordingly the gain and the related step-up in net assets are not yet recorded in the entity ledgers and are excluded from these consolidated financial statements. FY2024 net loss after recognition of this gain would be approximately $(83,660).

Note 5 — SAFE Instruments (ASC 480)

Three SAFEs, all classified as financial liabilities under ASC 480-10-25: Mehir Naeem (net $99,978, $8M valuation cap, 20% discount); Wefunder Early Bird SPV (net $238,010, $7M cap, 25% discount); Wefunder Regular SPV (net $191,469, $8M cap, 20% discount). Aggregate balances: $388,774 (December 31, 2024) / $529,457 (December 31, 2025). All SAFEs are unconverted, non-interest-bearing, and convert upon a qualified financing, dissolution, or direct listing. SAFEs were initially presented as equity in the Company's July 2024 interim statements and have been reclassified to financial liabilities under ASC 480 upon further accounting analysis. Wefunder platform fees of $31,853 are treated as issuance costs netted against the SAFE liability.

Note 6 — Related Party Transactions

Founders Mahmud Al-Smadi (CEO) and Annie Jaffrey (Director) each own 50% of the Company via their respective German UGs.

Officer loan — Annie Jaffrey UG to Nourished3 Inc.: $52,705 outstanding at December 31, 2024. During FY2025, $15,200 was repaid in cash. Outstanding balance at December 31, 2025: $37,505. No forgiveness agreement has been executed as of the date of issuance of these statements.

Capital injections from founders: $323,772 to Nourished3 Inc. and $177,665 to Nourished3 GmbH, eliminated on consolidation. FY2025 returns of capital: $20,500. Intercompany trade receivable: Nourished3 Inc. invoiced Nourished3 GmbH $24,987 in December 2025; eliminated on consolidation.

German statutory compliance receivables (§4 Abs. 5 EStG): EUR 39,202 (~$40,574 at December 31, 2025). Under German income tax law, certain non-deductible business expenses — primarily entertainment and travel costs exceeding statutory limits — must be carried as balance sheet receivables in the GmbH's statutory accounts. These represent a bookkeeping artifact of German tax law, not cash advances to officers, and management intends to resolve them through reclassification to compensation expense in a future period. No cash settlement is anticipated.

Founder GmbH salary: EUR 6,600 per year. Foreign officer compensation (Nourished3 Inc.): $10,464 in FY2025, recorded as compensation expense. Veritas Investments UK Ltd (controlled by a sibling of Annie Jaffrey) participates indirectly via the Wefunder Early Bird SPV on terms identical to all other participants; the related investment is included in the aggregate SAFE liability.

Note 7 — Intercompany Structure & Elimination (ASC 810)

All intercompany balances and transactions are eliminated on consolidation. The Holding's investment in subsidiaries is eliminated against subsidiary equity; post-acquisition capital contributions are eliminated against subsidiary additional paid-in capital. The $24,987 intercompany receivable (Nourished3 Inc.) / payable (Nourished3 GmbH) is eliminated. GmbH capital: the Holding's FY2024 transfers (EUR 98,693) were initially recorded as a shareholder loan in the German statutory accounts and subsequently reclassified to Kapitalrücklage by board resolution; for US GAAP purposes all parent capital transfers are treated as equity contributions.

Note 8 — Foreign Currency (ASC 830)

Nourished3 GmbH is Euro-functional. Assets and liabilities are translated at closing rates (1.0497 at December 31, 2024; 1.0350 at December 31, 2025). Revenue and expenses are translated at average rates (1.0820 FY2024; 1.0780 FY2025). Equity is translated at historical rates. The resulting cumulative translation adjustment (CTA) is recorded in other comprehensive income (OCI): $1,565 (December 31, 2024) and $1,983 (December 31, 2025), tying to the consolidated balance sheet.

Note 9 — Income Taxes & Tax Compliance

The Company and Nourished3 Inc. are C-Corporations subject to a 21% federal rate. Both entities have incurred net operating losses in all periods presented and maintain a full valuation allowance against deferred tax assets. Holding standalone NOL: $23,944 (FY2024) / $22,842 (FY2025). Form 5471 is required annually for Nourished3 GmbH as a controlled foreign corporation; failure to file or incomplete filing carries a $10,000 per-year penalty. Form 5472 is required for the Holding's transactions with its 25%+ foreign shareholders; failure to file carries a $25,000 per-return penalty. GILTI inclusion: none expected (GmbH operating losses). Delaware franchise tax: Holding $450 (filed February 27, 2026); Nourished3 Inc. $225 (filed February 16, 2026). California minimum franchise tax: $800 per year.

Note 10 — Subsequent Events (ASC 855)

Evaluated through June 22, 2026, the date these financial statements were available to be issued. (a) February 2026: Nourished3 Inc. returned $1,300 to the Holding. (b) The Wefunder Reg CF campaign remained open subsequent to December 31, 2025; additional SAFE proceeds of approximately $18,100 were received through June 2026. (c) Routine general and administrative activities continued in early 2026. No other events requiring recognition or disclosure under ASC 855 were identified.

Note 11 — Going Concern — Management's Plan

Mitigating factors: active Wefunder Reg CF campaign ($561,310 raised through December 31, 2025); consolidated revenue growth of 83% ($117,862 to $215,735); GmbH revenue EUR 72,368 to EUR 112,723 (+56%); Nourished3 Inc. gross-margin improvement; planned additional SAFE round (H1 2026); no debt covenants or maturities within 12 months. Countervailing factors: net loss widened from $(127,039) to $(169,422); cash balances declined (GmbH EUR 35,700 to EUR 15,255; Nourished3 Inc. $40,640 to $25,874; Holding to approximately $150); SAFE conversion timing is uncertain; the Holding has no standalone revenue.